Exhibit 3.1

ELANDIA INTERNATIONAL INC.

a Delaware corporation

AMENDED AND RESTATED CERTIFICATE OF DESIGNATIONS,

RIGHTS AND PREFERENCES

OF

SERIES B CONVERTIBLE PREFERRED STOCK

Pursuant to the Delaware General Corporation Law (“DGCL”), the undersigned, being an officer of Elandia International Inc., a Delaware corporation (the “Corporation”), does hereby certify that the following resolution was adopted by the Corporation’s board of directors (the “Board”) and, pursuant to Section 242 of the DGCL, the stockholders of the Corporation have approved the amendments set forth herein:

RESOLVED, that the Amended and Restated Certificate of Designations, Rights and Preferences of Series B Convertible Preferred Stock, filed with the Delaware Secretary of State on September 10, 2008, shall be amended and restated as follows:

1. Designation. The series of preferred stock shall be designated and known as “Series B Convertible Preferred Stock” (the “Series B Preferred Stock”). The number of shares constituting the Series B Preferred Stock shall be 14,074,074. Each share of the Series B Preferred Stock shall have a stated value equal to $6.75 (the “Stated Value”).

(a) Conversion Rights. The Series B Preferred Stock shall be convertible, without the payment of any additional consideration by a Holder, into the common stock, $0.00001 par value, of the Corporation (“Common Stock”) as follows:

(i) Automatic Conversion. The shares of Series B Preferred Stock shall, from time-to-time, automatically be converted into shares of Common Stock at the then-effective Conversion Rate: (1) in the event the Holder (and/or its affiliates) owns less than 49.9% of the outstanding Common Stock of the Company from time to time, to the extent necessary for the Holder (and/or its affiliates) to maintain beneficial ownership of 49.9% of the then total amount of issued and outstanding shares of Common Stock (or the greatest percentage less than or equal to 49.9% based upon the amount of Preferred Stock then available for conversion and the percentage of Common Stock then beneficially held by Holder), or (2) immediately prior to the consummation of a transaction described in 1(b)(iii) hereto (each such conversion is referred to herein as an “Automatic Conversion Event”); provided that if an Automatic Conversion Event occurs prior to April 1, 2009, the shares of Common Stock (or other consideration) received by Holder in such conversion shall be subject to adjustment on April 1, 2009 (in accordance with the Conversion Rate determinable under Section 1(iv)(c)) as if such conversion occurred on April 1, 2009.

(ii) Conversion Rate. The shares of the Series B Preferred Stock shall be convertible into shares of Common Stock at a rate of seven (7) shares of Common Stock for each eight (8) shares of Series B Preferred Stock (the “Conversion Rate”), subject to adjustments as set forth in Section 1(a)(v) hereof.

(iii) Mechanics of Conversion.

a. On the date of an Automatic Conversion Event, the outstanding shares of Series B Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided further, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Series B Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates (a “Lost Certificate Affidavit”). On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Series B Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Series B Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Series B Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

b. No fractional shares of Common Stock shall be issued upon conversion of the Series B Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Series B Preferred Stock held by each holder of Series B Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash.

(iv) Conversion Rate Adjustments. The Conversion Rate shall be subject to adjustment from time to time as follows:

a. Consolidation, Merger, Sale, Lease or Conveyance. In case of any consolidation or merger of the Corporation with or into another corporation, or in case of any sale, lease or conveyance to another corporation of all or substantially all the assets of the Corporation, each share of the Series B Preferred Stock shall after the date of such consolidation, merger, sale, lease or conveyance be convertible into, in lieu of the number of shares of Common Stock which the Holders would otherwise have been entitled to receive, the number of shares of stock or other securities or property (including cash) to which the Common Stock issuable (at the time of such consolidation, merger, sale, lease or conveyance) upon conversion of such share of the Series B Preferred

Stock would have been entitled upon such consolidation, merger, sale, lease or conveyance; and in any such case, if necessary, the provisions set forth herein with respect to the rights and interests thereafter of the Holder of the shares of the Series B Preferred Stock shall be appropriately adjusted so as to be applicable, as nearly as may reasonably be, to any shares of stock or other securities or property thereafter deliverable on the conversion of the shares of the Series B Preferred Stock.

b. Stock Dividends, Subdivisions, Reclassification, or Combinations. If the Corporation shall (i) declare a dividend or make a distribution on its Common Stock in shares of its Common Stock, (ii) subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares, or (iii) combine or reclassify the outstanding Common Stock into a smaller number of shares; the Conversion Rate in effect at the time of the record date for such dividend or distribution or the effective date of such subdivision, combination, or reclassification shall be proportionately adjusted so that the Holder of any shares of the Series B Preferred Stock surrendered for conversion after such date shall be entitled to receive the number of shares of Common Stock that he would have owned or been entitled to receive had such Series B Preferred Stock been converted immediately prior to such date. Successive adjustments in the Conversion Rate shall be made whenever any event specified above shall occur. If the Corporation shall subdivide (by stock split, by payment of a stock dividend or otherwise) the outstanding shares of Series B Preferred Stock, into a greater number of shares of Series B Preferred Stock, the Stated Value of the affected series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Series B Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Series B Preferred Stock, the Stated Value of the Series B Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

c. Failure of Holder to Exercise Option. As of the date hereof, Stanford International Bank Ltd. (“SIBL”) has an option, exercisable in whole or in part through March 31, 2009, to purchase 592,593 shares of Series B Preferred Stock for an aggregate purchase price of $4,000,000 (the “Option”). In the event SIBL elects not to fully exercise the Option, the Conversion Rate shall automatically be adjusted as follows as of April 1, 2009:

Amount Paid to Exercise Warrant	Adjusted Conversion Rate*
$ -0-	3.5 shares of Common Stock for each 8 shares of Preferred Stock
$ 1,000,000	4 shares of Common Stock for each 8 shares of Preferred Stock
$ 2,000,000	5 shares of Common Stock for each 8 shares of Preferred Stock
$ 3,000,000	6 shares of Common Stock for each 8 shares of Preferred Stock
$ 4,000,000	7 shares of Common Stock for each 8 shares of Preferred Stock (i.e., no adjustment)

*	For amounts paid to exercise the Option in between the amounts set forth above, the adjustment shall be pro rata based upon the Conversion Rate adjustment specified for each of the higher and lower amounts (i.e., if $500,000 is paid the adjusted Conversion Rate would be 3.75 shares of Common Stock for each 8 shares of Preferred Stock, and if $2,500,000 is paid the Adjusted Conversion Rate would be 5.5 shares of Common Stock for each 8 shares of Preferred Stock).

(v) Reservation, Validity of Common Stock. The Corporation covenants that it will at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued shares of Common Stock for the purpose of effecting conversion of the Series B Preferred Stock, the full number of shares of Common Stock deliverable upon the conversion of all outstanding Series B Preferred Stock not therefore converted. Before taking any action which would cause an adjustment in the Conversion Rate such that Common Stock issuable upon the conversion of Series B Preferred Stock would be issued in excess of the authorized Common Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully-paid and non assessable shares of Common Stock at such adjusted Conversion Rate. Such action may include, but it is not limited to, amending the Corporation’s Certificate of Incorporation to increase the number of authorized Common Stock.

(vi) Approvals. If any shares of the Common Stock to be reserved for the purpose of conversion of shares of the Series B Preferred Stock require registration with or approval of any governmental authority under any Federal or state law before such shares may be validly issued or delivered upon conversion, then the Corporation will in good faith and as expeditiously as possible endeavor to secure such registration or approval, as the case may be. If, and so long as, any Common Stock into which the shares of the Series B Preferred Stock are then convertible is listed on any national securities exchange, the Corporation will, if permitted by the rules of such exchange, list and keep listed on such exchange, upon official notice of issuance, all shares of such Common Stock issuable upon conversion.

(vii) Valid Issuance. All shares of Common Stock that may be issued upon conversion of shares of the Series B Preferred Stock will upon issuance be duly and validly issued, fully paid and non-assessable and free from all taxes, liens and charges with respect to the issuance thereof, and the Corporation shall take no action that will cause a contrary result.

(b) Liquidation.

(i) Liquidation Preference. In the event of liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary (a “Liquidation Event”), the Holders of the Series B Preferred Stock shall be entitled to receive, prior and before any distribution of assets shall be made to the holders of any Common Stock or other class of capital stock or other equity securities of the Corporation, an amount equal to the Stated Value per share of Series B Preferred Stock held by such Holder (the “Liquidation Pay Out”). After payment of the Liquidation Pay Out to each Holder and the payment of the respective liquidation preferences of the other preferred stock of the Corporation, if any, the entire remaining assets of the Corporation available for distribution shall be distributed pro rata to holders of the Common Stock of the Corporation in proportion to the number of shares of Common Stock held by them.

(ii) Ratable Distribution. If upon any liquidation, dissolution or winding up of the Corporation, the net assets of the Corporation to be distributed among the Holders shall be insufficient to permit payment in full to the Holders of such Series B Preferred Stock, then all remaining net assets of the Corporation after the provision for the payment of the Corporation’s debts shall be distributed ratably in proportion to the full amounts to which they would otherwise be entitled to receive among the Holders. Shares of Series B Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any distribution, or series of distributions, as shares of Common Stock, without first foregoing participation in such distribution, or series of distributions, as shares of Series B Preferred Stock.

(iii) Merger, Reorganization or Sale of Assets. For purposes of this Section 1(b), (i) any acquisition of the Corporation by means of merger or other form of corporate reorganization in which outstanding shares of the Corporation are exchanged for securities or other consideration issued, or caused to be issued, by the acquiring corporation or its subsidiary (other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of transactions, as a result of shares in the Corporation held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent)) or (ii) a sale of all or substantially all of the assets of the Corporation, shall be treated as a liquidation, dissolution or winding up of the Corporation and shall entitle the holders of Series B Preferred Stock to receive at the closing in cash, securities or other property amounts as specified in Section 1(b)(i) above. Whenever the distribution provided for in this Section 1(b) shall be payable in assets other than cash, the value of such distribution shall be the fair market value of such securities or other property as determined in good faith by the Board, except that any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation shall be valued as follows:

a. if the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the distribution;

b. if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes. For the purposes of this subsection, “trading day” shall mean any day which the exchange or system on which the securities to be distributed are traded is open and “closing prices” or “closing bid prices” shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

(c) Protective Provisions. So long as any shares of Series B Preferred Stock remain outstanding, the Corporation shall not (and shall not cause or permit any of its material Subsidiaries to), by amendment, merger, consolidation or otherwise, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of Series B Preferred Stock: (A) alter or change the rights, preferences or privileges of the Series B Preferred Stock as outlined herein; (B) create any new class or series of capital stock (or securities convertible into or exercisable therefore) (1) having a preference over the Series B Preferred Stock as to the payment of dividends or the distribution of assets upon the occurrence of a Liquidation Event or (2) that are otherwise on a parity or superior to the Series B Preferred (“Senior Securities”) except any such Senior Securities, (i) the issuance of which would cause an Automatic Conversion Event which would convert all of the Series B Preferred Stock to Common Stock, (ii) issued in the form of redeemable preferred stock, or (iii) issued to Koninklijke KPN N.V., Getronics, N.V., Getronics Holding (Mexico), S. de R.L. de C.V., Getronics (Mexico ), S.A. de C.V. or Servicios Getronics (Mexico), S. de R.L. de C.V.; (C) alter or change the rights, preferences or privileges of any Senior Securities so as to adversely affect the Series B Preferred Stock.

(d) Dividends. In the event that the Corporation declares and pays dividends to the holders of its Common Stock, payable in cash or assets other than in shares of its Common Stock (valued at the fair market value thereof as determined in good faith by the Board), the Holders of the Series B Preferred Stock shall be entitled to receive dividends for each share of Common Stock which each share of Series B Preferred Stock would be convertible into at the record date set for such dividend.

(e) Exclusion of Other Rights. Except as may otherwise be required by law, the shares of the Series B Preferred Stock shall not have any preferences or relative, participating, optional or other special rights, other than those specifically set forth in this Certificate (as defined below) (as such Certificate may be amended from time to time) and in the Corporation’s Certificate of Incorporation, as amended.

(f) Headings of Subdivisions. The headings of the various subdivisions hereof are for convenience of reference only and shall not affect the interpretation of any of the provisions hereof.

(g) Severability of Provisions. If any right, preference or limitation of the Series B Preferred Stock set forth in this amended and restated certificate of designations, rights and preferences (“Certificate”) (as such Certificate may be amended from time to time) is invalid, unlawful or incapable of being enforced by reason of any rule of law or public policy, all other rights, preferences and limitations set forth in this Certificate (as so amended) which can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall, nevertheless, remain in full force and effect, and no right, preference or limitation herein set forth shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

(h) Status of Reacquired Shares. No shares of the Series B Preferred Stock which have been issued and reacquired in any manner or converted into Common Stock may be reissued, and all such shares shall be returned to the status of undesignated shares of preferred stock of the Corporation.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed in its name and on its behalf by its Chief Executive Officer this 6th day of February, 2009.

By:	/s/ Pete R. Pizarro
Pete R. Pizarro
Chief Executive Officer

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